UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  SECOND QUARTER REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2003

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1st Quarter 2003

SIX MONTHS ENDED JUNE 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Canadian Zinc Corporation’s (the “Company”) primary focus during the first half of 2003 has been on progressing its Prairie Creek project in the Northwest Territories towards production.

The Prairie Creek project includes a near complete mine, mill and supporting infrastructure, along with a substantial mineral resource base totaling 11.9 million tonnes grading 12.5% zinc, 10.1% lead, 161 gr/t silver and 0.4% copper.

The Prairie Creek mine was originally constructed, primarily as silver mine, in 1982 but never achieved commercial production. During the 1990’s Canadian Zinc significantly increased the mineral resource base at Prairie Creek and in 2001 completed a Scoping Study which demonstrated a viable commercial mine with a life of at least 18 years.

During 2003 further reviews and refinements of the Scoping Study were carried out focusing on maximising the silver production from the mine. Prairie Creek contains a significant silver resource of over 70 million ounces, with the average silver grade of the resource of approx 6 ounces per tonne. The studies recently carried out demonstrate that Prairie Creek will have a silver production cash cost, after all by product credits, of approx US$1.70 per ounce. With the recent recovery in the price of silver to over US$5.00 per ounce this would represent a very healthy cash operating margin of approx $3.30 per ounce, or the equivalent of about US$240 million over the life of the mine.

In addition, further refinement of the Scoping Study has indicated that a high grade start up plan would allow the production of about 7 million ounces of silver per year for the first three years of mine life at an average silver cash cost, after all by product credits, of about US$1.48 per ounce of silver. Typical silver grades of the high grade sections are about 10 ounces per tonne ( 320 gr/t).

In June 2003 an important step was achieved on the permitting front when the Company’s application for permits to drive a new access decline and to operate a mini mill finally cleared the Mackenzie Valley Environmental Review Board and was approved by the Federal Minister for Indian and Northern Affairs. It is now expected that these permits will be issued by the Mackenzie Valley Water Board in September 2003, which will permit the planning of work activities to commence in the 2004 season.

During the Quarter the Company also submitted an application to the Mackenzie Valley Water Board for a permit to use the existing winter road which connects the mine to the Laird highway. The road is required for the restocking of supplies, removal of waste and delivery of materials for the redevelopment of the mine. No changes are planned to the existing winter road which was originally permitted in 1980.

Results of Operations

The Company’s net loss for the six months ended June 30, 2003 was $187,000 ($0. 0 1 per share), a decrease of $276,400 from the $463,400 ($0. 01 per share) loss in the same period last year.  Major cost reductions occurred in salaries and benefits, corporate financing and travel and in investor relations and printing; all due to cost reduction programmes.

Mineral property outlays for the first six months of 2003 totaled $72,281 .  These costs represent, in the main, the continuing costs of holding and permitting on Prairie Creek Mine

Liquidity and Capital Resources

As at June 30, 2003, Canadian Zinc Corporation has a working capital deficit of $98,546.  This is an increase of $93,097 from the working capital deficit of $5,449 at December 31, 2002.  This arises from the Company continuing normal operations.  The Company is currently considering methods of non dilutive funding and possible equity issue and expects to add to the treasury in the near future.

During the period the Company completed a two part private placement which raised a total of $237,500, by the issue of 437,500 flow-through shares and 1,062,500 common shares and warrants.  Additional funding will be required to cover expected 2003 costs at Prairie Creek and to enable the Company to pursue other activities.

“John F. Kearney”

John F Kearney

Chairman and CEO

A more extensive description of the Company’s activities and the Prairie Creek Mine is available on the Company’s web site at www.canadianzinc.com

This report may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

June 30, 2003

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to Financial Statements

Schedule of Deferred Exploration Costs

CANADIAN ZINC CORPORATION

Balance Sheets

	June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
ASSETS

Current
Cash and cash equivalents	$ 30,451	$ 63,896
Accounts receivable	3,593	5,105
Prepaid expenses	2,687	2,687
	36,737	71,688

Resource interest (Note 3)	12,819,113	12,746,832

Capital assets (Note 4)	134,148	138,332
	$ 12,989,998	$ 12,956,852
LIABILITIES

Current
Accounts payable and accrued liabilities	$ 135,283	$ 77,137

SHAREHOLDERS’ EQUITY

Share capital (Note 5)	20,595,248	20,363,788

Share subscriptions (Note 5c)	-	69,460

Contributed surplus (Note 5d)	97,500	97,500

Deficit	(7,838,033)	(7,651,033)
	12,854,715	12,879,715
	$ 12,989,998	$ 12,956,852

Approved by the Directors

“Malcolm J.A. Swallow”

_______________________________

Malcolm J.A. Swallow

“Robert J. Gayton”

_______________________________

Robert J. Gayton

CANADIAN ZINC CORPORATION

Statements of Operations and Deficit

(Unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002

Interest income	$ (217)	$ (2,429)	$ 612	$ 2,721
Expenses
Amortization	2,092	2,937	4,184	5,874
Bank charges	218	410	931	859
Capital tax	-	-	-	-
Corporate financing and travel	889	13,195	1,139	20,403
Insurance	650	3,900	650	3,900
Investor relations and printing	11,103	77,171	42,510	124,251
Listing and filing	3,290	5,791	19,973	20,828
Office	4,609	5,925	8,892	25,511
Professional fees	20,138	79,853	52,850	111,241
Rent	16,494	11,763	24,505	23,527
Salaries and benefits	8,777	72,610	28,891	123,206
Telephone and utilities	1,541	2,318	3,081	4,511
Transfer agent	-	-	-	2,010
	69,800	275,873	187,612	466,121
Loss for the period	(69,583)	(273,444)	(187,000)	(463,400)

Deficit, beginning of period			(7,651,033)	(6,713,825)
Deficit, end of period			$ (7,838,033)	$ (7,177,225)
Loss per share – basic and diluted			$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding basic and diluted			35,313,169	32,457,056

CANADIAN ZINC CORPORATION

Statements of Cash Flows

(Unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002

Cash flows from (used in) operating activities
Loss for the period	$ (69,583)	$ (273,444)	$ (187,000)	$ (463,400)
Adjustment for items not involving cash:
Amortization	2,092	2,937	4,184	5,874
Stock Issued as retainer		37,500		37,500
	(67,491)	(233,007)	(182,816)	(420,026)

Change in non-cash working capital items:
Accounts receivable	772	(3,540)	1,512	(9,002)
Prepaid expenses	-	-	-	-
Accounts payable and accrued liabilities	56,675	1,530	58,146	25,852
	(10,044)	(235,017)	(123,158)	(403,176)
Cash flows from financing activities
Shares issued for cash			162,000	150,000
Cash flows used in investing activities
Exploration costs, excluding amortization	(40,177)	(141,639)	(72,281)	(242,318)
Purchase of capital assets	-	-
	(40,177)	(141,639)	(72,281)	(242,318)
Increase (decrease) in cash and cash equivalents	(50,221)	(376,656)	(33,438)	(495,494)

Cash and cash equivalents, beginning of period	80,679	426,612	63,896	545,450
Cash and cash equivalents, end of period	$ 30,458	$ 49,956	$ 30,458	$ 49,956

NOTES TO THE FINANCIAL STATEMENTS

1.

Continued Operations

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

The Company has suffered recurring losses from operations and has limited working capital.  The continued operations of the Company and the recoverability of the amounts shown for mineral interests and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the projects, and upon future profitable production or proceeds from the disposition thereof.

2.

Significant Accounting Policies

(a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(b)

Amortization

Amortization is provided on a declining-balance basis on the capital assets at the following annual rates:

Heavy mining equipment	30%

Office furniture and equipment	20%

Pilot plant	20%

Computer equipment	30%

Amortization is provided at half the annual rate in the year of acquisition.  No amortization is provided for the pilot plant, as it has not been put to use.

(c)

Resource Interests

The Company follows the policy of deferring all acquisition, including plant and equipment acquired with the property, exploration and development costs relating to the resource interests.  These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based on estimated proven reserves.

The amounts shown for resource interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values.  The recoverability of amounts shown for resource interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in resource interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource interests.  The Company has investigated ownership of its resource interests and, to the best of its knowledge, ownership of its interests is in good standing.

(d)

Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements.  Due to the fact that options are exercisable entirely at the discretion of the Optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.

(e)

Earnings Per Share

Earnings, (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(f)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(g)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(h)

Stock Options

In 2002, the Company adopted a new standard for the accounting for Stock-based compensation and other stock-based payments (“CICA 3870”), as recommended by the Canadian Institute of Chartered Accounts.

As permitted by the CICA 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan for employees had been determined in accordance with the fair value based method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method.  The fair value of stock options is determined by the Black-Scholes Option Pricing Model, with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of direct awards of stock is determined by the market price of the Company’s stock.

3.

Resource Interest

Total expenditures on the Company’s exploration properties comprise the following:

	June 30, 2003	December 31, 2002
Prairie Creek
Acquisition costs:
Mining lands	$ 2,750,000	$ 2,750,000
Plant and equipment	500,000	500,000
	3,250,000	3,250,000
Exploration costs (See schedule)	9,569,113	9,496,832
Prairie Creek Total	$ 12,819,113	$ 12,746,832

Prairie Creek Mine

On June 22, 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R.") in the Prairie Creek Mine property located in Northwest Territories, Canada.  The acquisition includes a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest.  One-half of the 40% interest will be transferred to the Company when N.S.R. payments have totalled $3,200,000 and the remaining one-half interest will be transferred to the Company when additional N.S.R. payments have totalled $5,000,000, whereupon the N.S.R. will be terminated.

In 1996, the Company concluded a co-operation agreement with the Nahanni Butte Dene Band.  In return for the various co-operation and assistance undertakings given by the Band, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% net profits interest in the Prairie Creek Project payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road.

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

Damoti Lake

On 20th of June 2002, the Company entered into an Option Agreement with Standard Mining Corporation to acquire 50% of the Damoti Lake advanced gold Exploration Project by paying $20,000 in cash and issuing 100,000 common shares of the Company at $0.25 per share for $28,000. The Company further expensed $136,747 in exploration of this project.

During the first quarter the Company terminated the Option Agreement.  The total expenditure of $184,747 was written off in fiscal 2002.

4.

Capital Assets

	June 30, 2003	December 31, 2002

Mining equipment	$ 164,940	$ 164,940
Pilot plant	108,161	108,161
Office equipment	25,060	25,060
Computer equipment	53,232	53,232
	351,393	351,393
Accumulated amortization:
Mining equipment	155,691	154,063
Office furniture and equipment	19,035	18,369
Computer equipment	42,519	40,629
	212,245	213,061
Net book value	$ 134,148	$ 138,332

5.

Share Capital

(a)

Authorized:  100,000,000 common shares with no par value.

(b)

Issued:  36,138,169 common shares.

(c)

During the period, the Company completed a two part private placement, which raised a total of $237,500 by issuing 437,500 flow through shares, 1,062,500 non-flow-through shares and 1,062,500 share purchase warrants exercisable for a period of 12 months.

(d)

Stock options as at June 30, 2003:

Number of Options	Exercise Price	Expiry Date

170,000	$0.20	April 15, 2004
1,010,000	$0.20	June 28, 2005
400,000	$0.20	July 20, 2005
200,000	$0.25	March 11, 2007
250,000	$0.20	March 18, 2007
200,000	$0.24	April 24, 2007
150,000	$0.20	September 5, 2007

2,380,000

Each stock option entitles the holder to acquire one common share of the Company.  In fiscal 2003,  to June 31, 2003, pursuant to the Company’s Stock Option Plans, the Company has granted no stock options.  In Fiscal 2002, the Company granted stock options to purchase an aggregate of 800,000 common shares to employees and consultants of the Company.  The Company also modified the exercise price of 1,780,000 existing options to $0.20 per share.  The incremental value of these existing 1,780,000 options as compared to its original value was recorded as Compensation Costs.  The Company recorded $97,500 as Stock-based compensation on options granted and modified in fiscal 2002.

Warrants outstanding as at June 30, 2003:

Number of Warrants	Exercise Price	Expiry Date
3,340,000	$0.25	December 18, 2003
312,500	$0.17	December 31, 2003
750,000	$0.15	January 24, 2004
100,000	$0.23	February 1, 2004
1,000,000	$0.25	February 8, 2004
108,755	$0.23	March 6, 2004
36,365	$0.23	April 10, 2004

5,647,620

Each warrant entitles the holder to purchase one common share of the Company.

6.

Related Party Transactions

The Company incurred the following expenses to senior officers, directors, or corporations controlled by directors

	June 30, 2003	June 30, 2002

Salaries	$ Nil	$ 29,333
Consulting Fees	$ 23,867	$ 146,763
Total	$ 23,867	$ 176,096

7.

Income Taxes

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	June 30, 2003	June 30, 2002

Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%
Effective tax rate	-	-

As at December 31, 2002, the Company had non-capital losses of approximately $4,146,000, unused cumulative Canadian exploration and development expenses of approximately $10,970,000, and undepreciated capital costs of approximately $884,000 carried forward for tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2003 to 2009.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, as their realization is unlikely.

8.

Financial Instrument

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to the relatively short-term nature of these financial instruments.  The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

9.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

CANADIAN ZINC CORPORATION

Schedule of Deferred Exploration and Development Costs

	June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Expenses
Amortization	$ -	$ 4,661
Assaying and analysis	-	1,916
Camp supplies	43	2,436
Consulting – report	-	-
Consulting – geology	5,741	40,930
Contract labour	-	16,780
Development and engineering costs	6,726	-
Insurance	-	2,155
Lease rental	59,198	43,563
Maintenance	-	718
Miscellaneous	250	3,032
Salaries and benefits	-	49,112
Surveying	-	133
Telephone	323	1,638
Travel and transportation	-	20,647
Total exploration costs, for the period	72,281	187,721

Deferred exploration costs, beginning of period	9,496,832	9,309,111
Deferred exploration costs, end of period	$ 9,569,113	$ 9,496,832

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date.  June 23, 2005